UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SERENA SOFTWARE, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

Serena Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403

(650) 522-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq. John Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94303 Tel: (650) 493-9300	Richard Capelouto, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 Tel: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$9,431,325*	$1,010.00*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock being solicited in this offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,010.00

Form or Registration No.: Schedule TO

Filing Party: Serena Software, Inc.

Date Filed: February 2, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 and Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Serena Software, Inc., a Delaware corporation (“Serena” or the “Company”), with the Securities and Exchange Commission on February 2, 2006 as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Serena on February 14, 2006, relating to the offer by the Company to purchase outstanding options to purchase shares of its Common Stock, par value $0.001 per share, on the terms and subject to the conditions described in the Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash dated February 2, 2006, and related attachments thereto (the “Offer to Purchase”). This Amendment No. 2 is made to report the results of the Offer to Purchase.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The tender offer expired at 9:00 p.m. Pacific Time on March 10, 2006. We have accepted for cancellation options to purchase 2,041,427 shares of the Company’s common stock and will pay an aggregate purchase price of $8,747,297.85.

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Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

Exhibit Number	Description
(a)(1)(I)	Press Release, dated March 10, 2006, Announcing the Consummation of the Merger, incorporated by reference to Exhibit (a)(6) of the Rule 13E-3 Transaction Statement of Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

(b)(2)	Indenture, dated March 10, 2006, among Spyglass Merger Corp., Serena Software, Inc. and The Bank of New York, as Trustee, 10 3/8% Senior Subordinated Notes Due 2016, incorporated herein by reference to Exhibit (b)(2) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

(b)(3)	Credit Agreements, dated as of March 10, 2006, among Spyglass Merger Corp. (to be merged with and into Serena Software, Inc.) as Borrower, and the Several Lenders from time to time parties thereto, Lehman Commercial Paper Inc., as Administrative Agent and as Collateral Agent, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Lead Arrangers and Joint Lead Bookrunners, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent and UBS Securities LLC, as Documentation Agent, incorporated herein by reference to Exhibit (b)(3) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

*	Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERENA SOFTWARE, INC.

/s/ ROBERT I. PENDER, JR.
Robert I. Pender, Jr. Senior Vice President, Finance and Administration, Chief Financial Officer and Director

Date: March 16, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash, dated February 2, 2006*

(a)(1)(B)	Election Form*

(a)(1)(C)	Withdrawal Form*

(a)(1)(D)	Letter to Eligible Employees, dated February 2, 2006*

(a)(1)(E)	Form of Confirmation E-Mails*

(a)(1)(F)	Form of Reminder E-Mails*

(a)(1)(G)	Press Release Announcing Extension of Tender Offer Period*

(a)(1)(H)	E-Mail Announcing Extension of Tender Offer Period*

(a)(1)(I)	Press Release, dated March 10, 2006, Announcing the Consummation of the Merger, incorporated by reference to Exhibit (a)(6) of the Rule 13E-3 Transaction Statement of Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Project Spyglass—Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp., incorporated herein by reference to Exhibit (b)(1) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on December 2, 2005*

(b)(2)	Indenture, dated March 10, 2006, among Spyglass Merger Corp., Serena Software, Inc. and The Bank of New York, as Trustee, 10 3/8% Senior Subordinated Notes Due 2016, incorporated herein by reference to Exhibit (b)(2) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

(b)(3)	Credit Agreements, dated as of March 10, 2006, among Spyglass Merger Corp. (to be merged with and into Serena Software, Inc.) as Borrower, and the Several Lenders from time to time parties thereto, Lehman Commercial Paper Inc., as Administrative Agent and as Collateral Agent, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Lead Arrangers and Joint Lead Bookrunners, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent and UBS Securities LLC, as Documentation Agent, incorporated herein by reference to Exhibit (b)(3) of the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed by Serena with the Securities and Exchange Commission on March 15, 2006*

(d)(1)	Serena Software, Inc. Amended and Restated 1997 Stock Option and Incentive Plan, incorporated herein by reference to Exhibit 10.2A of Serena’s Registration Statement on Form S-1 (Registration No. 33367761), declared effective by the Securities and Exchange Commission on February 11, 1999.*

(d)(2)	Intersolv Inc. 1992 Stock Option Plan, incorporated herein by reference to Exhibit 99.4 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.*

(d)(3)	Intersolv Inc. 1997 Employee Stock Option Plan, incorporated herein by reference to Exhibit 99.5 of Serena’s Registration Statement of Form S-8 (Registration No. 333115775), filed with the Securities and Exchange Commission on May 25, 2004.*

(d)(4)	Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, filed with the Securities and Exchange Commission on February 2, 2006*

(d)(5)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement*

(d)(6)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement*

(d)(7)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement*

(d)(8)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement*

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Exhibit Number	Description
(d)(9)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward, incorporated herein by reference to Exhibit 8 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.*

(d)(10)	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr., incorporated herein by reference to Exhibit 9 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.*

(d)(11)	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)*

(d)(12)	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

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